08025584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67499

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/29/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shopoff Securities Inc. CRD 142866

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8951 Research Drive
(No. and Street)

Irvine (City) CA (State) 92618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Bridges 949-417-1396
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner Peterson Miranda and Williamson LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Suite 300 (Address) Newport Beach (City) CA (State) 92660 (Zip Code)

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/12/08

OATH OR AFFIRMATION

I, Kevin M. Bridges, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shopoff Securities, Inc., as of February 27, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

K. M. B.
Signature

FIN-OP
Title

Anne B. Cassingham
Notary Public

ANNE B. CASSINGHAM
Commission # 1499454
Notary Public - California
Orange County
My Comm. Expires Jul 15, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHOPOFF SECURITIES, INC.

FINANCIAL STATEMENTS

For the Period From May 29, 2007 (effective date)
Through December 31, 2007

INDEX TO FINANCIAL STATEMENTS

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

We have audited the accompanying statement of financial condition of Shopoff Securities, Inc. (the "Company"), as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the period from May 29, 2007 (effective date) through December 31, 2007 that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statement schedule are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial statement schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial statement schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the period from May 29, 2007 (effective date) through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 19, 2008

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951

4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660
Tel: 949-222-2999 | Fax: 949-222-2989

3655 Nobel Drive, Suite 500 | San Diego, CA 92122
Tel: 858-597-4100 | Fax: 858-597-4111

Website: www.squarmilner.com

SHOPOFF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$	35,000

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	4,634
Stockholder's Equity		
Common stock, $0.001 par value; 10,000 shares authorized; 5,500 shares issued and outstanding		5
Additional paid-in-capital		123,873
Accumulated deficit		(93,512)
		30,366
	$	35,000

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Period From May 29, 2007 (effective date) Through December 31, 2007

INCOME	
Interest income	$ 30
Other income	35,000
	35,030
EXPENSES	
Professional fees	12,050
Licenses and fees	41,210
General and administrative	2,789
	56,049
NET LOSS	$ (21,019)

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Period From May 29, 2007 (effective date) Through December 31, 2007

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE – May 29, 2007 (effective date)	5,500	$ 5	$ 106,386	$ (72,493)	$ 33,898
Additional contributions	–	–	17,487	–	17,487
Net loss	–	–	–	(21,019)	(21,019)
BALANCE – December 31, 2007	5,500	$ 5	$ 123,873	$ (93,512)	$ 30,366

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Period From May 29, 2007 (effective date) Through December 31, 2007

CASH FLOWS USED IN OPERATING ACTIVITIES		
Net loss	$	(21,019)
Changes in operating assets and liabilities:		
Accounts payable and accrued liabilities		(5,016)
Net cash used in operating activities		(26,035)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		17,487
Net cash provided by financing activities		17,487
NET DECREASE IN CASH		(8,548)
CASH – May 29, 2007		43,548
CASH – December 31, 2007	$	35,000

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shopoff Securities, Inc. (the "Company") is a Delaware corporation organized on September 14, 2006. The Shopoff Revocable Trust dated August 12, 2004 (the "Stockholder"), whose sole trustees are William and Cindy Shopoff, is the sole stockholder of the Company.

The Company was formed for the purpose of acting as placement agent or best efforts underwriter for the issuance of debt and/or equity securities. The Company received approval from the National Association of Securities Dealers ("NASD") to operate as a broker/dealer as of May 29, 2007, accordingly the accompanying financial statements reflect the period from May 29, 2007 though December 31, 2007. The Company generally operates as an introducing broker and does not hold funds or securities for or owe any money or securities to customers and does not carry accounts of or for customers. The Company currently has no revenues and relies on its stockholder to provide operating capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

The Company currently maintains substantially all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount as of December 31, 2007.

Additionally, the company's current operations are dependent upon the real estate industry, which is historically subject to fluctuations in the local, regional and national economies. See Note 6 for additional information.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Revenue Recognition

The Company intends to recognize marketing fees discussed in Note 6 when such fees are earned and the related services are performed. Upon completion of the merger between the NASD and New York Stock Exchange, the Company received a one time special payment of $35,000, which was recorded as other income in the accompanying statement of operations.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* This statement requires the recognition of deferred tax liabilities and assets for the future consequences of events that have been recognized in the Company's financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting basis and tax basis of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

Statements of Financial Accounting Standards ("SFAS") No. 107, *Disclosures About Fair Value of Financial Instruments*, requires that the Company disclose estimated fair values for its financial instruments. Fair values are based upon estimates using present value or other valuation techniques in cases where quoted market prices are not available. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

As of December 31, 2007, management believes that the carrying amounts of cash and accounts payable approximate fair value due to their short-term nature.

3. INCOME TAXES

For the period ended December 31, 2007, the Company had a pretax loss of approximately $21,000. The Company recorded a full valuation allowance against the losses, thus eliminating the tax benefit of the losses. In assessing the realizability of the net deferred tax assets, the Company considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon either the generation of future taxable income during the periods in which those temporary differences become deductible or the carry-back of losses to recover income taxes previously paid during the carry-back period. At 2007, the Company had a full valuation established against its deferred tax assets. Because of the valuation allowance, the Company had no deferred tax expense / (benefit).

At December 31, 2007, the Company had tax net operating loss carry-forwards of approximately $72,500 for both federal and state income tax purposes. Due to the "change in ownership" provisions of the Tax Reform Act of 1986, the Company's net operating loss carry-forwards may be subject to an annual limitation on the utilization of these carry-forwards against taxable income in future periods if a cumulative change in ownership of more than 50% occurs within any three-year period.

4. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 120% of its minimum requirement). As of December 31, 2007, the Company had net capital of $30,366, which was $25,366 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio as of December 31, 2007 was 0.15-to-1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker/dealer and that does not carry customer accounts or hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

5. STOCKHOLDER'S EQUITY

The Company is authorized to issue 10,000 shares of common stock with $0.001 par value. At inception, the Stockholder purchased 5,500 shares of common stock for $5. From inception through December 31, 2007, the Stockholder has contributed an aggregate of $123,873 to additional paid-in capital, including $17,487 during the period from May 29, 2007 to December 31, 2007.

6. RELATED PARTY TRANSACTIONS

The Company is conducting the public offering of Shopoff Properties Trust, Inc. (the "REIT") on a "best efforts" basis. The Shopoff Group, L.P. (the "Shopoff Group"), a Delaware limited partnership, is the sponsor of the REIT. William A. Shopoff is the president and the chief executive officer of the Shopoff Group, the president, chief executive officer and chairman of the board of directors of the REIT, and as co-trustee of The Shopoff Revocable Trust dated August 12, 2004, the sole stockholder of the Company.

6. RELATED PARTY TRANSACTIONS (continued)

The Company will not receive selling commissions in connection with this offering but has entered into an agreement with the Shopoff Group, whereby the Shopoff Group will pay the Company a fixed marketing fee of $100,000 per month during the offering period to cover the Company's operational and administrative expenses including but not limited to salaries for administrative employees, lease expenses, and utilities. This monthly marketing fee will not be paid to the Company until the REIT has sold a minimum of 1,700,000 shares of its common stock (the "Minimum Offering") in the offering. The Shopoff Group has also guaranteed to reimburse the Company for all operational and administrative expenses incurred by the Company in the event the Minimum Offering is not met.

The Company will also receive reimbursements from the REIT for expenses incurred in connection with the sale of its shares of common stock.

SUPPLEMENTARY INFORMATION

SHOPOFF SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2007

NET CAPITAL	
Total stockholders' equity from statement of financial condition	$ 30,366
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (12-1/2% of aggregate indebtedness)	$ 579
Minimum dollar net capital required for reporting broker/dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital (regulatory net capital less net capital requirement)	$ 25,366
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 4,634
Ratio of aggregate indebtedness to net capital	0.15-to-1
Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2	
Net capital as reported	$ 30,366
Audit adjustments	–
Audited net capital	$ 30,366

There are no differences between the above computation and the computation included with the Company's FOCUS IIA Form X-17A-5 for the year ended December 31, 2007.

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALERS CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

In planning and performing our audit of the financial statements of Shopoff Securities, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance those assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the Company's practices and procedures were adequate as of December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers/dealers, and is not intended to be used by anyone other than these specified parties.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 19, 2008

END